_______________, 2005

Vitro S.A. de C.V.

Re:

Deposit Agreement dated as of dated as of _______________, 2005, (the "Deposit Agreement"), by and among Vitro S.A de C.V., The Bank of New York, as Depositary, and the Owners and Beneficial Owners of American Depositary Receipts

Ladies and Gentlemen:

We refer to the Deposit Agreement.  Capitalized terms defined in the Deposit Agreement and not otherwise defined herein are used herein as defined in the Deposit Agreement.  In the event that any term or provision of the Deposit Agreement shall contradict or be in conflict with any term or provision of this Letter Agreement, the term or provision of this Letter Agreement shall prevail.

We hereby confirm that we shall not deliver Shares prior to the receipt and cancellation by us of American Depositary Receipts for Shares.

We hereby agree that, without the prior written consent of the Issuer, (i) we will not (a) Pre-Release Receipts or (b) permit any Pre-Release to remain outstanding at any time, except pursuant to written agreements, covenants, representations or warranties substantively to the effect of Sections 3(a), 3(e), 4, 7(a) and 14 of the ADR Pre-Release Agreement attached hereto as Exhibit A (or, in lieu of Section 14, we will indemnify the Issuer to the same extent that the counterparty to a Pre-Release would be required by said Section 14 to indemnify the Issuer) and (ii) we will undertake a Pre-Release only pursuant to written agreements that meet the requirements of Section 1058(b) of the United States Internal Revenue Code of 1986, as amended.

We confirm that we currently do not, and do not intend to, make any Pre-Release to any person until such person has undergone the Bank's standard credit review process.

Unless otherwise advised by the Issuer, in connection with any record date fixed pursuant to Section 4.06 of the Deposit Agreement we will (i) not Pre-Release Receipts for the period between seven (7) calendar days prior to such record date through and including such record date, and (ii) use our best efforts to cause all outstanding Pre-Releases to be satisfied by such record date.

If, after the date hereof, the Bank's ADR Department is advised by counsel that there has occurred a material change in the U.S. federal income tax law (including judicial and administrative interpretations thereof) regarding the treatment of Pre-Release, we agree to notify the Issuer promptly of such change and to advise the Issuer as to the changes, if any, that we intend to make, or have made, to the Pre-Release procedures then being followed by us as a result of such change in the tax law.  We will in good faith consult with the Issuer and consider all suggestions, without any obligation on our part to change our Pre-Release procedures.

We will indemnify and hold harmless the Issuer and each Owner from time to time of a Receipt against all losses, claims, damages, liabilities and expense (including reasonable attorneys' fees) based upon a breach by the Bank of any agreement of the Bank set forth in this letter.

If any action or claim shall be brought against the Issuer in respect of which indemnity may be sought pursuant to the preceding paragraph or the third paragraph of this letter, the Issuer shall notify the Depositary in writing of such action or claim giving reasonable details thereof.  The Depositary shall have the option of assuming the defense thereof, with counsel satisfactory to the Issuer (who shall not, except with the consent of the Issuer, be counsel to the Depositary in connection with such action or claim), and, after notice from the Depositary to the Issuer of its election so to assume the defense thereof, the Depositary shall not be liable to the Issuer or any other indemnified party for any legal expenses of other counsel or any other expenses, in each case subsequently incurred by the Issuer or any other indemnified party, in connection with the defense thereof other than reasonable costs of investigation.  No compromise or settlement of such action or proceeding may be effected by either party without the other party's consent (which shall not be unreasonably withheld) unless (i) there is no finding or admission of any violation of law and no effect on any other claims that may be made against such other party, (ii) the sole relief provided is monetary damages that are paid in full by the party seeking such compromise or settlement, and (iii) such settlement includes an unconditional release of the Issuer and the Depositary from all liability or claims that are the subject matter of such action or proceeding.

Very truly yours,

THE BANK OF NEW YORK,

  as Depositary

By: __________________________

The foregoing is hereby

agreed to and accepted this

     day of                , 2005

VITRO S.A. de C.V.

By:_________________________

      Name:

      Title: